SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AXIL BRANDS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
76151R206
(CUSIP Number)
Jeff Toghraie c/o AXIL Brands, Inc. 901 S. Fremont Avenue, Unit 158 Alhambra, California 91803 (888) 638-8883
With a copy to: Jurgita Ashley Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114
(216) 566-5500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person

Jeff Toghraie
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

0
8	Shared Voting Power

2,521,700(1)(2)
9	Sole Dispositive Power

135,625(3)
10	Shared Dispositive Power

1,457,038(1)(4)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,867,663(1)(2)(3)(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

46.3%
14	Type of Reporting Person

IN

___________

(1)	Includes 1,246,700 shares of Common Stock held directly by Intrepid, of which Mr. Toghraie is the managing director.
(2)	Includes 1,275,000 shares of Common Stock held directly by Don Frank Nathaniel Vasquez. Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.
(3)	Includes 135,625 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.
(4)	Includes 210,338 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Intrepid. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder, at any time after the second anniversary of the date that the Company first issued shares of Preferred Stock, or June 16, 2022; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.

1	Name of Reporting Person

Intrepid Global Advisors, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	¨

6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

0
8	Shared Voting Power

2,521,700(1)(2)
9	Sole Dispositive Power

0
10	Shared Dispositive Power

1,457,038(1)(3)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,732,038(1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

45.1%
14	Type of Reporting Person

CO

___________

(1)	Includes 1,246,700 shares of Common Stock held directly by Intrepid, of which Mr. Toghraie is the managing director.
(2)	Includes 1,275,000 shares of Common Stock held directly by Don Frank Nathaniel Vasquez. Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.
(3)	Includes 210,338 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Intrepid. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder, at any time after the second anniversary of the date that the Company first issued shares of Preferred Stock, or June 16, 2022; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.

1	Name of Reporting Person

Don Frank Nathaniel Vasquez
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

1,251
8	Shared Voting Power

1,275,000(1)
9	Sole Dispositive Power

1,276,251
10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,276,251(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

21.8%
14	Type of Reporting Person

IN

___________

(1)	Includes 1,275,000 shares of Common Stock held directly by Don Frank Nathaniel Vasquez. Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Jeff Toghraie on September 9, 2022 (as amended by the Reporting Persons, the “Schedule 13D” or “Statement”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

On January 16, 2024, the Company effected a reverse stock split of the Common Stock at a ratio of 1-for-20 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the shares of Common Stock, and the exercise price and shares of Common Stock underlying outstanding equity awards, have been adjusted accordingly, as compared to amounts previously reported by the Reporting Persons. The conversion provisions of the Preferred Stock were also proportionately adjusted in connection with the Reverse Stock Split.

Item 1. Security and Issuer.

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of AXIL Brands, Inc., a Delaware corporation (the “Issuer” or “Company”). The Company reports that its principal executive offices are located at 901 S. Fremont Avenue, Unit 158, Alhambra, California 91803.

Item 2. Identity and Background.

This Statement is filed by Sasan “Jeff” Toghraie, Intrepid Global Advisors, Inc., a Delaware corporation (“Intrepid”), and Don Frank Nathaniel Vasquez. The foregoing entity and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

Mr. Toghraie’s principal occupation is serving as the Chairman and Chief Executive Officer of the Company, which is engaged in the manufacturing, marketing, sale and distribution of high-tech, innovative hearing and audio enhancement and protection products that provide cutting-edge solutions for people with varied applications across many industries and professional quality hair and skin care products under various trademarks and brands. Mr. Toghraie is a U.S. citizen. The principal business address of Mr. Toghraie is c/o AXIL Brands, Inc., 901 S. Fremont Avenue, Unit 158, Alhambra, California 91803.

The principal business of Intrepid is providing advisory services. Intrepid’s principal business address is 325 N. Maple Drive, #5114, Beverly Hills, California 90210. Mr. Toghraie is the managing director of Intrepid and may be deemed to be the beneficial owner of all shares of Common Stock held by Intrepid.

Mr. Vasquez’s principal occupation is serving as a branding and marketing consultant. Mr. Vasquez is a U.S. citizen. The principal business address of Mr. Vasquez is 4700 Summerville Lane, Prosper, Texas 75078.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

The aggregate amount paid by Intrepid to acquire the shares of Preferred Stock (as defined below) pursuant to the Purchase Agreement (as defined below) was $25,240.50. The source of funds for such purchase was Intrepid’s working capital.

Item 4. Purpose of Transaction.

On March 19, 2024, Intrepid entered into a repurchase agreement (the “Purchase Agreement”) with a holder of the Company’s Series A Preferred Stock, $0.0001 par value per share (the “Preferred Stock”), pursuant which Intrepid purchased 4,206,750 shares of Preferred Stock (equivalent to approximately 210,338 shares of Common Stock on an as-converted basis) for cash consideration of $25,240.50 from such stockholder. The Purchase Agreement contains customary representations and warranties.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Toghraie in his capacity as an officer or director of the Company or by the Board of Directors with his participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Persons beneficially own in the aggregate 2,868,914 shares of Common Stock, which represents approximately 46.3% of the Company’s outstanding shares of Common Stock.

Mr. Toghraie may be deemed to beneficially own, in the aggregate, 2,867,663 shares of Common Stock, which represents approximately 46.3% of the Company’s outstanding shares of Common Stock, consisting of 1,246,700 shares of Common Stock held directly by Intrepid; 1,275,000 shares of Common Stock held directly by Mr. Vasquez over which Intrepid has beneficial ownership; 135,625 shares of Common Stock issuable upon the exercise of options held by Mr. Toghraie that are exercisable within 60 days of the filing of this Statement; and 210,338 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by Intrepid. In the aggregate, Mr. Toghraie holds options to purchase 155,000 shares of Common Stock at an exercise price of $1.80 per share, which were granted on May 10, 2022, expire on April 20, 2032, and vest as follows: 25% of the original grant amount vested September 1, 2022 and the remainder vests in 24 equal monthly installments on the first day of each month, beginning October 1, 2022.

Intrepid may be deemed to beneficially own, in the aggregate, 2,732,038 shares of Common Stock, which represents approximately 45.1% of the Company’s outstanding shares of Common Stock, consisting of 1,246,700 shares of Common Stock held directly by Intrepid; 210,338 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by Intrepid; and 1,275,000 shares of Common Stock held directly by Mr. Vasquez over which Intrepid has beneficial ownership.

Mr. Vasquez may be deemed to beneficially own, in the aggregate, 1,276,251 shares of Common Stock, which represents approximately 21.8% of the Company’s outstanding shares of Common Stock.

The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder, at any time after the second anniversary of the date that the Company first issued shares of Preferred Stock, or June 16, 2022; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.

Each percentage ownership of Common Stock set forth in this Statement is based on 5,853,848 shares of Common Stock, which is the estimated amount of shares outstanding following the Reverse Stock Split, based on 117,076,949 shares of Common Stock reported by the Company as outstanding as of January 4, 2024 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 4, 2024.

(b)

Mr. Toghraie has sole dispositive power over 135,625 shares of Common Stock. Mr. Toghraie and Intrepid share voting power over 2,521,700 shares of Common Stock and share dispositive power over 1,457,038 shares of Common Stock. Mr. Vasquez has sole voting power over 1,251 shares of Common Stock, shared voting power over 1,275,000 shares of Common Stock, and sole dispositive power over 1,276,251 shares of Common Stock.

(c)	Except as set forth in Item 4, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth in Item 4 above is hereby incorporated herein by reference.

In connection with the June 2022 acquisition of certain assets of Axil & Associated Brands Corp. (“A&A”), the Company, Intrepid, and A&A entered into a voting agreement, effective as of June 16, 2022 and amended effective November 7, 2022, pursuant to which, among other things: (i) the Company agreed not to issue new capital stock of the Company for two years following the closing of the asset purchase agreement without the approval of both A&A and Intrepid, subject to certain exceptions; and (ii) A&A irrevocably appointed the Chief Executive Officer and Secretary of the Company as proxies of A&A, to vote with respect to all shares of capital stock beneficially owned by A&A for the two years following the closing of the asset purchase agreement.

Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, dated October 17, 2023, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez. The terms of the Voting Agreement and Irrevocable Proxy will expire on the earlier of: (i) October 17, 2026, (ii) such date and time designated by Intrepid in a written notice to Mr. Vasquez or (iii) the written agreement of Intrepid and Mr. Vasquez to terminate such agreement.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Repurchase Agreement, dated March 19, 2024, by and between Intrepid Global Advisors, Inc., and Ray Bori.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: March 21, 2024

JEFF TOGHRAIE

By:	/s/ Jeff Toghraie
Jeff Toghraie

INTREPID GLOBAL ADVISORS, INC.

By:	/s/ Jeff Toghraie
Jeff Toghraie Managing Director

DON FRANK NATHANIEL VASQUEZ

By:	/s/ Don Frank Nathaniel Vasquez
Don Frank Nathaniel Vasquez